UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
__________________

PRA GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

69354N106
(CUSIP Number)

August 31, 2017
(Date of Event Which Requires Filing of this Statement)

__________________

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69354N106	13G	Page 2 of 6 Pages

(1)	Names of Reporting Persons Turtle Creek Equity Fund
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 0
(9)		Aggregate Amount Beneficially Owned by Each Reporting Person 0
(10)		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)		Percent of Class Represented by Amount in Row (9) 0%
(12)		Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer

PRA Group, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices

120 Corporate Boulevard
Norfolk, Virginia 23502

Item 2(a).	Name of Person Filing

This Schedule 13G/A is being filed by Turtle Creek Equity Fund (“TCEF”) solely to disclose that in light of and giving effect to the terms of TCEF’s governing documents, TCEF does not have or share, and has never had or shared, voting or dispositive power with respect to shares of PRA Group, Inc. that may be held for the benefit of TCEF’s unit holders. The Schedule 13G filed on TCEF’s behalf on September 11, 2017, as well as amendments nos. 1 and 2 filed on TCEF’s behalf, were filed in error.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal office of the Reporting Person is:

Scotia Plaza, 40 King Street West, Suite 5100
Toronto, Ontario M5H 3Y2 Canada

Item 2(c).	Citizenship

Canada

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

69354N106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

Item 4(a).	Amount Beneficially Owned

See Item 9 on the cover pages hereto and Item 2(a) above.

Item 4(b).	Percent of Class

See Item 11 on the cover pages hereto and Item 2(a) above.

Item 4(c).	Number of shares as to which TCEF has:

	(i)	sole power to vote or direct the vote:

See Item 5 on the cover pages hereto and Item 2(a) above.

	(ii)	shared power to vote or direct the vote:

See Item 6 on the cover pages hereto and Item 2(a) above.

	(iii)	sole power to dispose or to direct the disposition:

See Item 7 on the cover pages hereto and Item 2(a) above.

	(iv)	shared power to dispose or to direct the disposition:

See Item 8 on the cover pages hereto and Item 2(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.  See Item 2(a).

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	The Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the signatory's knowledge and belief, the signatory certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2018
TURTLE CREEK EQUITY FUND

By:	Turtle Creek Asset Management, Inc.,
investment adviser

By:	/s/ Lisa Shostack
Name:	Lisa Shostack
Title:	General Counsel

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